SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Convertible Notes in a principal amount of USD 50,000,000, due 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Fixed Rate Convertible Notes in a principal amount of USD 50,020,000, due 2014.

Alto Palermo S.A. (APSA) informs that on January 15, 2014, will start the payment of the twenty third installment of interest related to the Notes issued on July 19, 2002.

Payment Agent:	Caja de Valores 25 de Mayo 362
Date of effective payment:	January 15, 2014.
Payment Hours:	From 10:00 am to 3:00 pm. (Buenos Aires time).
Number of service to be paid:	Twenty third installment of interest.
Period comprised by the payment:	July 19, 2013 / January 15, 2014.
Concept of payment:	Interests (100%).
Payment Currency:	The payment will be made in Argentine pesos at the applicable exchange rate
Principal Outstanding:	USD 31,738,262
Annual Nominal Interest:	10.00%
Interest being paid:	ARS 1,565,174.56
Applicable Exchange Rate	To be determined as established in the Pricing Supplement.

The interests will be paid to the noteholders at whose name the Notes were registered in the previous 3 business days of the effective payment date, in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: January 13, 2014